Filed pursuant to Rule 433
Registration No: 333-165529

Province of Ontario

Floating Rate Notes due November 23, 2017

Final Term Sheet

Issuer:	Province of Ontario

Documentation:	U.S. Medium-Term Note Program

Existing Long-Term Issuer Ratings[1]:	Aa2 / AA- (Moody’s / S&P)

Principal Amount:	U.S.$250,000,000

Trade Date:	November 15, 2012

Issue Date:	November 23, 2012 (T+5)

Maturity Date:	November 23, 2017

Interest Payment Dates:	February 23, May 23, August 23 and November 23 of each year up to and including the Maturity Date, subject to the Modified Following Adjusted business day convention.

First Interest Payment Date:	February 23, 2013

Interest Reset Dates:	February 23, May 23, August 23 and November 23 of each year, commencing November 23, 2012.

Interest Rate Basis:	USD LIBOR (LIBOR01)

Index Maturity:	3 months

Spread:	+ 25bps

Issue Price:	100%

Business Days:	New York, London, Toronto

Minimum Denominations:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

CUSIP/ISIN:	68323TAB9 / US68323TAB98

Settlement:	We expect that delivery of the Notes will be made against payment therefor on or about November 23, 2012, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on the date of pricing or the next succeeding business day should consult their own advisor.

Governing Law:	Laws of the Province of Ontario and the federal laws of Canada applicable therein

Lead Managers:	HSBC Securities (USA) Inc., Morgan Stanley & Co. International plc

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Morgan Stanley & Co. International plc toll-free at 1-866-718-1649.